

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OBS Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10200 WATERVILLE ST.
(No. and Street)

WHITEHOUSE	OH	43571
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CATHERINE E. FARLEY (419) 482-4540
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine E. Farley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBS Brokerage Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

MICHELLE L. SANDWISCH
Notary Public, State of Ohio
My Commission Expires 10-08-2013

Michelle L. Sandwisch
Notary Public

By: OBS Brokerage Services, Inc.

Signature

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Crowe Horwath.

OBS BROKERAGE SERVICES, INC.
Whitehouse, Ohio
(S.E.C. I.D. No. 008-52780)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULE
December 31, 2012
and
INDEPENDENT AUDITOR'S REPORT
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

OBS BROKERAGE SERVICES, INC.
Whitehouse, Ohio
(S.E.C. I.D. No. 008-52780)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2012
and
INDEPENDENT AUDITOR'S REPORT
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

OBS BROKERAGE SERVICES, INC.
Whitehouse, Ohio

FINANCIAL STATEMENTS
December 31, 2012

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors
OBS Brokerage Services, Inc.
Whitehouse, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of OBS Brokerage Services, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OBS Brokerage Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 2 of the financial statements, OBS Brokerage Services, Inc. has restated its beginning accumulated deficit as of January 1, 2012 to correct an overstatement of receivables. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Regarding Rule 15c3-3 of the Securities Exchange Act of 1934 as of December, 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 26, 2013

OBS BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

	2012
ASSETS	
Cash and cash equivalents	$ 75,804
Deposits with clearing organizations	310,992
Due from clearing organizations	82,707
Due from affiliate	54,474
Other receivables	51,860
Fixed assets, net accumulated depreciation of $295,477	5,044
Prepaid expenses	107,015
Total assets	$ 687,896
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	$ 39,630
Commissions payable	202,597
Intercompany demand note	225,000
Total liabilities	467,227
Stockholder's equity	
Common stock, no par value, 1 share authorized and issued	647,759
Additional paid-in capital	2,064,992
Accumulated deficit	(2,492,082)
Total stockholder's equity	220,669
Total liabilities and stockholder's equity	$ 687,896

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2012

	2012
REVENUES	
Commissions on security transactions	$ 1,964,781
EXPENSES	
Commissions	903,687
Clearing charges	342,700
Employee compensation and benefits	429,354
Occupancy expenses	102,649
General, administrative and other expenses	189,725
	1,968,115
Net loss	$ (3,334)

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2012, (as previously reported)	$ 647,759	$ 2,064,992	$ (2,402,203)	$ 310,548
Prior period adjustment	-	-	(86,545)	(86,545)
Balance at January 1, 2012, (as restated – see Note 2)	$ 647,759	$ 2,064,992	$ (2,488,748)	$ 224,003
Net loss			(3,334)	(3,334)
Balance at December 31, 2012	$ 647,759	$ 2,064,992	$ (2,492,082)	$ 220,669

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (3,334)
Depreciation	5,473
Change in assets and liabilities:	
Deposits with clearing organizations	(206,213)
Due from clearing organizations	27,357
Prepaid expenses and other receivables	(84,555)
Commissions payable	124,777
Due from affiliate	(108,896)
Accounts payable and accrued liabilities	(20,424)
Net cash used in operating activities	(265,815)
Cash flows from investing activities	
Purchases of fixed assets	(347)
Net cash used in investing activities	(347)
Cash flows from financing activities	
Proceeds from intercompany demand note	225,000
Net cash provided by financing activities	225,000
Net decrease in cash and cash equivalents	(41,162)
Cash and cash equivalents at beginning of year	116,966
Cash and cash equivalents at end of year	$ 75,804

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

OBS Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of OBS Holdings, Inc. ("Holdings"). Holdings is the wholly owned subsidiary of WBI OBS Financial, LLC ("Parent"). OBS Financial Services, Inc. ("OBSF") is an affiliate company that is also a registered investment advisor. The Company's customer base is located nationwide, with an emphasis in the Midwest region.

The Company does not hold funds or securities for, or owe funds or securities to, its customers. It is therefore exempt from the provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii) of the Rule.

The Company has historically relied on its Parent to provide operating funds in order to meet the Company's operating cash flow requirements and its minimum regulatory capital requirements through at least December 31, 2013. If these capital requirements are not met, the Company could be subject to regulatory actions ranging from increased supervision and limited customer services to liquidation. The Parent has committed to continue to provide the operating funds necessary to allow the Company to meet its minimum regulatory capital requirements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with financial institutions with maturities fewer than 90 days.

Fixed Assets: Furniture and equipment, including capitalized software, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

For state and local tax purposes, the Company files separate tax returns for which the charges or benefits are reflected in the accompanying financial statements.

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

Continued

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued): Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date at enactment.

When Holdings files its consolidated income tax returns and when the Company files its individual state and local income tax returns, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions in the consolidated income tax returns attributed to the Company.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations. The Company files in the U.S. federal jurisdiction and the state of Ohio. With few exceptions, the Company is no longer subject to examination by the Internal Revenue Service for years before 2008.

Revenue Recognition: The Company's primary sources of revenues are commissions generated by commissioned sales representatives. Commissions earned on the sale of securities are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Prior Period Adjustment: Subsequent to the issuance of the 2011 financial statements, the Company determined that there were certain errors resulting in an overstatement of previously reported receivables (due from clearing organizations) as of December 31, 2011. Accordingly, an adjustment of $86,546 was made to write down the amount reported as due from clearing organization as of December 31, 2011. A corresponding adjustment was made to increase the Company's previously reported accumulated deficit as of December 31, 2011 by the same amount.

Continued

NOTE 3 – DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company has entered into fully disclosed clearing agreements with National Financial Services, LLC ("National Financial"), Apex Clearing Corporation ("Apex") (formerly Penson Financial Services, Inc.) and Pershing LLC ("Pershing") whereby customer accounts are cleared and carried by these clearing organizations. The Company maintains cash deposits with National Financial, Apex and Pershing of $35,000, $250,992, and $25,000, respectively, which are included in deposits with clearing organizations in the statement of financial condition.

The Company also maintains cash and non-settled transactions with National Financial, Apex and Pershing. These accounts had balances of $36,115, $11,822 and $34,770, respectively at December 31, 2012, and are reflected in receivable from clearing organizations in the statement of financial condition.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule. At December 31, 2012, the Company had a net capital deficit of $16,050, which was $66,050 in deficit of its required minimum net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital deficit was (2,911)% at December 31, 2012. On January 24, 2013, the Company filed a notification with FINRA and the SEC for this net capital violation, see Note 12. The violation was resolved with a capital infusion of $100,000 from Holdings on the same day.

NOTE 5 – EMPLOYEE BENEFITS

The Company offers a discretionary, 401(k) plan (the "Plan") covering all employees who meet eligibility requirements. The Plan is funded through contributions of both employee and employer. The Company makes matching contributions to the Plan up to a maximum of 3 percent of an employee's compensation. The Company contributed $8,241 to the Plan for the year ended December 31, 2012.

NOTE 6 – FIXED ASSETS

Fixed assets at December 31, 2012 are summarized as follows:

Furniture, equipment, software	$ 300,521
Accumulated depreciation and amortization	(295,477)
	$ 5,044

In January 2006, the Company entered into a lease agreement for office space which matures in December 2015 and thereafter extends on a month to month basis under the same terms and conditions until notice is given. Total rent expense was $22,874 for the year ended December 31, 2012. Future annual minimum payments under this agreement are as follows:

2013	$ 24,000
2014	24,000
2015	24,000
	$ 72,000

Continued

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company and its affiliate, OBSF, are under common ownership and have entered into an expense-sharing agreement whereby certain expenses, such as rent, utilities, computers, maintenance, insurance and certain salaries are allocated on a pro-rata percent basis to each entity, of which 20% relates to the Company. OBFS also has activities with the clearing organizations that flow through the Company and are payable to OBFS for its registered investment advisor activity. At December 31, 2012, the Company had a receivable balance to OBSF of $54,474 related to an overpayment of such activities.

The Company provides its online brokerage service platform to Canandaigua National Bank and Trust Company ("Canandaigua"), the majority owner of the Parent, under a master pricing agreement. During the year ended December 31, 2012, the Company recognized $125,852 of commissions fee revenue through its transactions with Canandaigua and paid $94,366 of commissions fee expense.

NOTE 8 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local income tax returns.

At December 31, 2012, the Company had net operating loss carryforwards of $4,740,000, which expire through the year 2031. Pursuant to Internal Revenue Code Sections 382 and 383, the utilization of net operating carryforwards on an annual basis may be limited. However, since the ultimate realization of net deferred tax assets is not considered more likely than not, net deferred tax assets have been fully reduced by a valuation allowance of $1,610,000 at December 31, 2012.

The valuation allowance decreased by approximately $230,000 during the year ended December 31, 2012 to offset an equivalent deferred tax benefit related to the net operating loss carryforward and the effect of a change in tax rate used for deferred taxes. At December 31, 2012, there was no net tax receivable from Holdings.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

Since the Company does not clear its own securities transactions, it has established accounts with clearing broker-dealers for this purpose as disclosed in Note 3. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing broker-dealer's obligation to comply with the rules and regulations of the SEC. At December 31, 2012, $310,992 is reflected on the statement of financial condition as clearing deposits held with its clearing broker-dealers, which are members of nationally recognized exchanges. Additional terms of the clearance agreements require the Company to maintain a minimum coverage on its broker's blanket bond. The Company monitors the credit worthiness of the clearing broker-dealers to mitigate the Company's exposure to credit risk.

Continued

NOTE 10 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 11 – INTERCOMPANY DEMAND NOTE

On August 23, 2012, the Company entered into an Intercompany Demand Promissory Note (the "Demand Note") with Holdings in the amount of $225,000. The outstanding principal, together with unpaid interest, is payable in lump sum upon written demand by Holdings. The Demand Note bears interest at the short-term Applicable Federal Rate (AFR) (0.24% at December 31, 2012) over the period in which it remains outstanding and is unsecured.

At December 31, 2012, the entire principal balance of $225,000 was outstanding.

NOTE 12 – SUBSEQUENT EVENTS

On January 24, 2013, the Company filed three notifications with FINRA and the SEC in relation to violations with SEC Rules. The violations include:

- Net Capital below the minimum amount required (SEC Rule 17a-11(b)) for the period December 31, 2012 through January 24, 2013 (see Note 4). The violation was resolved with a capital infusion of $100,000 from Holdings on the same day.
- Failure to make and keep current books and records (SEC Rule 17a-11(d)).
- Material inadequacy in accounting systems, internal controls, practices and procedures (SEC Rule 17a-11(e)(1) and 17a-5(h)(2)).

The Company is taking a number of steps to resolve the issues that caused these notifications, including implementing certain internal controls and segregation of duties, enhanced training for personnel, as well as evaluation of current accounting and operational procedures.

Continued

SUPPLEMENTARY INFORMATION

OBS BROKERAGE SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2012

	As Reported On Original FOCUS Report	Effect of Audit Adjustments	As Reported On Amended FOCUS Report
NET CAPITAL			
Total stockholder's equity	$ 220,668	$ 1	$ 220,669
Deductions and/or charges			
Non-allowable assets:			
Fixed assets	5,044	-	5,044
Prepaid expense and other assets	213,349	-	213,349
Total non-allowable assets	218,393	-	218,393
Other deductions	24,210	(7,620)	16,590
Net capital before haircuts on security positions	(21,935)	7,621	(14,314)
Haircuts on securities	(1,586)	(150)	(1,736)
Net capital	$ (23,521)	$ 7,471	$ (16,050)
AGGREGATE INDEBTEDNESS			
Computation of aggregate indebtedness			
Commissions payable	$ 202,597	$ -	$ 202,597
Accounts payable and accrued liabilities	39,631	-	39,631
Intercompany demand note	225,000	-	225,000
Total aggregate indebtedness	$ 467,228	$ -	$ 467,228
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required	$ 50,000	$ -	$ 50,000
Net capital deficit	$ (73,521)	$ 7,471	$ (66,050)
Percentage of aggregate indebtedness to net capital	(1,986)%		(2,911)%

The amounts presented above agree in all material respects to the amounts reported in the Company's FOCUS report as of December 31, 2012, filed on January 25, 2013.

Continued

OBS BROKERAGE SERVICES, INC.
STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
As of December 31, 2012

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 __________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained __________

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis

Name of clearing firm:	
Pershing LLC	X
Apex Clearing Corporation	X
National Financial Services, LLC	X

D. (k)(3) - Exempted by the order of the Commission __________

Continued



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
OBS Brokerage Services, Inc.
Whitehouse, Ohio

In planning and performing our audit of the financial statements of OBS Brokerage Services, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of OBS Brokerage, Inc. as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 26, 2013.

We have identified material weaknesses in internal control relating to financial reporting, filing of accurate FOCUS reports, and a lack of segregation of duties. The Company's new management that joined in January 2013 identified material weaknesses related to a lack of timely reconciliation of accounts, lack of segregation of duties over recording and review of general ledger transactions and a lack of review by management over monthly financial statements. These material weaknesses resulted in significant adjustments as of December 31, 2012 that were identified and posted by management in January 2013, subsequent to the initial filing of the Company's FOCUS report as of December 31, 2012. The posted adjustments resulted in a net capital violation as of December 31, 2012. Upon management's review of reconciliations as of December 31, 2011 in January 2013, management identified an error in the amount previously reported as a receivable from clearing organizations in the December 31, 2011 financial statements. The 2012 financial statements reflect an adjustment to reduce the Company's accumulated deficit as of the beginning of the year to correct this previous error in reporting. The Company is taking a number of steps to resolve the issues that caused these material weaknesses, including implementing certain internal controls and segregation of duties, enhanced training for personnel, as well as evaluation of current accounting and operational procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate to meet the SEC's objectives at December 31, 2012, except as described in the preceding paragraph. We believe the material weaknesses in internal control identified in the preceding paragraphs, as well as the Company's failure to maintain sufficient net capital as of December 31, 2012, represent material inadequacies as defined in SEC Rule 17a-5 as of December 31, 2012.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 26, 2013